PRUCO LIFE INSURANCE COMPANY

ROLL-UP DEATH BENEFIT RIDER

This Rider is made part of your Annuity. For purposes of this Rider, certain provisions of your Annuity are amended as described below. If the terms of your Annuity and those of this Rider conflict, the provisions of this Rider shall control. Should this Rider terminate, any amended or replaced Annuity provisions based on this Rider’s terms will revert to the provisions in the Annuity, except as may be provided below. The benefit provided pursuant to the terms of this Rider is a “Roll-Up Death Benefit." This Rider should be read in conjunction with any other applicable Death Benefit Rider, any Market Value Adjustment (“MVA”) Option Rider, and any Dollar Cost Averaging (“DCA”) Program Rider made a part of your Annuity. This Rider may not be electively terminated except as described below in the Charge for the Rider section.

Effective Date: The Effective Date of this Rider is shown in the Roll-Up Death Benefit Schedule Supplement ("Schedule Supplement").

Definitions

Account Value: The definition of “Account Value” in your Annuity also includes the value of any allocation to any MVA Option or DCA MVA Option we make available in connection with your Annuity. Account Value of each MVA Option and DCA MVA Option includes any applicable Market Value Adjustment (MVA), as described in the MVA Option Rider and DCA Program Rider.

Adjusted Purchase Payments: For purposes of calculating the Death Benefit offered under this Rider, “Adjusted Purchase Payments” means the amount of Purchase Payments we receive, less any fees or Tax Charges deducted from the Purchase Payments upon allocation to the Annuity.

First Death: The death of the first of the Owner(s), if applicable, to die. Alternatively, the death of the Annuitant if the Annuity is entity-owned.

Measuring Life: The Owner or oldest Owner if multiple Owners, or Annuitant, if the contract is owned by an entity we permit. The Measuring Life cannot be changed after the Effective Date.

Quarterly Anniversary: Each successive three-month anniversary of the Effective Date.

Unadjusted Account Value: The Account Value prior to the application of any applicable MVA.

Withdrawals: Withdrawals of any type before the application of any applicable Contingent Deferred Sales Charge or other charge applicable upon a Withdrawal, and after any applicable MVA.

Death Benefit Provision

Death Benefit: At First Death, if we receive Due Proof of Death within the Due Proof of Death Period shown in the Schedule Supplement, the Death Benefit of the Annuity equals the greatest of (a), (b) and (c), where:

(a)	is the “Roll-Up Death Benefit Amount” as of the date of death described below;

(b)	is the Basic Death Benefit described in the “Death Benefit” section of the Annuity; and,

(c)	is the Death Benefit described in any other Death Benefit Rider made a part of the Annuity.

If we receive Due Proof of Death after the Due Proof of Death Period, the Death Benefit of the Annuity equals (b) above. We reserve the right to waive or extend, on a non-discriminatory basis, our right to enforce the Due Proof of Death Period. This right will only apply for purposes of determining the amount payable as a Death Benefit, and does not restrict when a claim may be filed.

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Death Benefit Base: The Death Benefit Base is equal to the sum of all Adjusted Purchase Payments, adjusted proportionally for Withdrawals as described in the “Impact of Withdrawals” section below.

Roll-Up Cap Amount: The Roll-Up Cap Amount is equal to the Death Benefit Base multiplied by the Roll-Up Cap Percentage shown in the Schedule Supplement.

Roll-Up Cap Date: The Roll-Up Cap Date is the first to occur of:

1.	the anniversary of the Effective Date coinciding with or next following the date the Measuring Life reaches the Maximum Roll-Up Age shown in the Schedule Supplement; and,

2.	the date the Roll-Up Death Benefit Amount equals the Roll-Up Cap Amount

Roll-Up Amount: On each anniversary of the Effective Date until the first to occur of the Roll-Up Cap Date or First Death, we determine the Roll-Up Amount. The Roll-Up Amount is equal to the Roll-Up Rate multiplied by the Death Benefit Base. After the Roll-Up Cap Date has been reached, the Roll-Up Amount is equal to zero on all subsequent anniversaries. The Roll-Up Rate is shown in the Schedule Supplement.

Roll-Up Death Benefit Amount: Prior to the first anniversary of the Effective Date, the Roll-Up Death Benefit Amount is equal to the Death Benefit Base. On each anniversary of the Effective Date until we receive Due Proof of Death of the decedent, we increase the Roll-Up Death Benefit Amount by the Roll-Up Amount. The Roll-Up Death Benefit Amount will not be greater than the Roll-Up Cap Amount. The Roll-Up Death Benefit Amount is adjusted for Withdrawals proportionally as described below in “Impact of Withdrawals.”

General Provisions Relating to this Rider

Impact of Withdrawals: All Withdrawals from the Annuity reduce the Death Benefit Base and the Roll-Up Death Benefit Amount proportionally by the ratio of the amount of the Withdrawal to the Account Value as of the date of the Withdrawal but immediately prior to the Withdrawal.
Other Death Benefit Provisions: The provisions described in your Annuity applicable to the Death Benefit regarding eligibility, limits of applicability, modes of payment to Beneficiaries or any other provision regarding the Death Benefit, other than the method of calculation of the Death Benefit continue to apply unless specifically indicated otherwise in this Rider.

Spousal Continuation: Upon Spousal Continuation of the Annuity, the Unadjusted Account Value is increased, if necessary, to equal the greatest of: (1) the Roll-Up Death Benefit Amount described in this Rider, (2) the Death Benefit described in any other Death Benefit Rider made a part of the Annuity, and (3) the Basic Death Benefit described in the Annuity.

Any increase to the Unadjusted Account Value resulting from such adjustment will be allocated on a pro-rata basis to the Sub-accounts in which Account Value is then allocated, excluding any Sub-accounts to which you are not permitted to electively allocate or transfer Account Value. If the Account Value in such “elected” Sub-accounts is zero, we will allocate the additional amount to a money market Investment Option. Upon Spousal Continuation of the Annuity and after any increase to the Unadjusted Account Value has been applied, this Rider terminates.

Charge for the Rider: The charge for this Rider is deducted from the Account Value on each Quarterly Anniversary and is based on the Roll-Up Death Benefit Amount calculated on the last Valuation Day prior to the Quarterly Anniversary at the quarterly equivalent of the annualized rate as shown in the Schedule Supplement.

Except as described below, if deduction of the charge would result in the Unadjusted Account Value falling below the Account Value Floor shown in the Schedule Supplement, we will deduct only that portion of the charge that would not cause the Unadjusted Account Value to fall below the Account Value Floor. If the entire Unadjusted Account Value is less than the Account Value Floor when we would deduct a charge for this Rider, then no charge will be deducted for that quarter. If a charge for this Rider would be deducted on the same day we process a Withdrawal request, the charge for this Rider will be deducted first, subject to the provisions of this paragraph, then the Withdrawal will be processed. The Withdrawal could cause the Unadjusted Account Value to fall below the Account Value Floor. While deduction of the charge (other than the final charge as described below) may not reduce the Unadjusted Account Value to zero, Withdrawals may reduce the Unadjusted Account Value to zero. The charge for the Rider will not be treated as a Withdrawal for purposes of this Rider. The charge does not reduce the Death Benefit Base or Death Benefit Amount.

The charge is assessed until we receive Due Proof of Death of the decedent or until this Rider terminates pursuant to the “Termination of this Rider” section below.

We may adjust the charge for the Rider at any time on or after the Earliest Charge Change Date. Any increased charge will not exceed the Maximum Charge for the Rider. The Earliest Charge Change Date and the Maximum Charge for the Rider are shown in the Schedule Supplement.

We will notify you in writing in advance of an increase in the charge for the Rider. You will have the option of refusing the charge increase by electively terminating the Rider. You may only elect to terminate the Rider if the fee is increased. If you choose to terminate the Rider, any Death Benefit payable will be the greater of the Basic Death Benefit described in the “Death Benefit” section of the Annuity and the Death Benefit described in any other Death Benefit Rider made a part of the Annuity.

If you wish to opt out of the charge increase by electively terminating the Rider, you must notify us in Good Order. Otherwise the charge increase will become effective.

We cease to deduct a charge for the Rider after it terminates in accordance with the “Termination of this Rider” section below. In the event this Rider terminates for any reason, we reserve the right to deduct a final charge upon termination, based on the number of days since the prior Quarterly Anniversary. This final charge will be deducted even if it results in the Unadjusted Account Value falling below the Account Value Floor.

Purchase Payment Limitation: While this Rider is in effect, we will only accept additional Purchase Payments prior to the first anniversary of the Effective Date.

Investment Limitations: While this Rider is in effect, your entire Account Value must be allocated to only those Investment Options we permit. In addition, you may be required to maintain all or a portion of your Account Value in accordance with an asset allocation model.

At any time until this Rider is terminated, these investment limitations may be implemented, suspended or changed. This includes changing prohibited Investment Options, changing the extent to which Account Value may be allocated to an Investment Option, and changing elected Investment Options. Any transfers resulting from our implementing or changing any investment limitation will not be counted in determining the number of free transfers made during an Annuity Year. If, subsequent to your election of this benefit, we change our requirements as to how Account Value must be allocated under the benefit, that new requirement will apply to new elections of the benefit, and we will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements. However, all transfers and Purchase Payments made after such a change in requirements may be subject to the new investment limitations.

Termination of this Rider: Termination of this Rider is subject to the following rules:

A.	Due to Death: This Rider terminates automatically as of the date the Annuity’s Death Benefit is paid.

B.	Change to the Measuring Life: This Rider terminates automatically upon change of the Measuring Life.

C.On the Annuity Date: This Rider terminates automatically on the Annuity Date.

D.	Upon Surrender: This Rider terminates upon surrender of the Annuity.

E.	Account Value Reduces to Zero: This Rider automatically terminates if the Account Value reduces to zero.

F.
Elective Termination upon increase in Charge for the Rider: This Rider terminates upon our receipt in Good Order of notice from you that you elect to terminate the Rider to opt-out of any increase in the Charge for the Rider.

PRUCO LIFE INSURANCE COMPANY

/s/ Lynn K. Stone
Secretary

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